June 23, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Medtronic plc has made disclosure pursuant to such provisions in its Annual Report on Form 10-K dated April 29, 2022, which was filed with the U.S. Securities and Exchange Commission on June 23, 2022.

Sincerely,

Medtronic plc

/s/ Jennifer M. Kirk
Jennifer M. Kirk
Global Controller and Chief Accounting Officer (Principal Accounting Officer)